UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-36206

BIT Mining Limited

Units 813 & 815, Level 8, Core F,

Cyberport 3, 100 Cyberport Road,

Hong Kong

(852) 2596 3098

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On August 16, 2022, BIT Mining Limited (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell (1) 15,566,665 American depositary shares (the “ADSs”), and (2) certain warrants including (i) certain Series A warrants to purchase up to 15,566,665 ADSs (the “Series A Warrants”) and (ii) certain Series B warrants to purchase up to 15,566,665 ADSs (the “Series B Warrants”) (collectively, the “Warrants”) (the “Offering”). The combined purchase price of each ADS and the accompanying Warrants is US$0.60. The Offering will result in gross proceeds to the Company of approximately US$9.3 million (without taking into account any proceeds from any future exercises of the Warrants), before deducting the placement agent's fees and other estimated offering expenses payable by the Company. The Company currently intends to use the net proceeds from the Offering for to invest in mining machines, expand infrastructure, improve working capital position and invest in new business opportunities. The Offering is expected to close on August 18, 2022.

Each Series A Warrant is exercisable for one ADS at an exercise price of US$0.66 per ADSs. The Series A Warrants will be immediately exercisable and will expire on the fifth anniversary of the issuance date. Each Series B Warrant is exercisable for one ADS at an exercise price of US$0.60 per ADSs. The Series B Warrants will be immediately exercisable and will expire on the 2½th anniversary of the issuance date.

In connection with the Offering, the Company entered into certain engagement letter dated August 10, 2022 (the “Letter Agreement”), with Revere Securities LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent acted as the exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent a cash fee equal to 2.0% of the gross proceeds raised in this Offering. In addition, the Company agreed to issue to the Placement Agent or its designees, as compensation, certain warrants (the “Placement Agent Warrants”) to purchase up to 778,333 ADSs (equal to 5.0% of the aggregate number of ADSs sold in this Offering). Each Placement Agent Warrant will have an exercise price of US$0.75, which represents 125% of the offering price per ADS, will become exercisable in six months from the issuance date and will expire three years from the commencement of the sales pursuant to the Securities Purchase Agreement.

Pursuant to a letter agreement between to H.C. Wainwright & Co., LLC (“HCW”) and the Company dated June 10, 2022 (the “HCW Letter Agreement”), the Company agreed to issue to HCW certain placement agent warrants (the “HCW Warrants”) to purchase up to 346,000 ADSs (equal to 6.0% of the aggregate number of ADSs placed with investors whom HCW had contacted during its engagement term pursuant to the HCW Letter Agreement). Each HCW Warrant has an exercise price of US$0.75, will become exercisable immediately upon issuance and will expire five years from the commencement of the sales pursuant to the Securities Purchase Agreement. The Company also agreed to pay HCW a cash fee of 7.0% of the gross proceeds raised from investors whom HCW had contacted during its engagement term pursuant to the HCW Agreement.

Copies of the forms of Series A Warrants, Series B Warrants, Placement Agent Warrants, HCW Warrants and Securities Purchase Agreement, the Letter Agreement and the HCW Letter Agreement are attached hereto as Exhibits 4.1, 4.2, 4.3, 4.4, 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Series A Warrants, the Series B Warrants, the Placement Agent Warrants, the HCW Warrants and the Securities Purchase Agreement, the Letter Agreement and the HCW Letter Agreement are subject to, and qualified in their entirety by, such documents.

EXPLANATORY NOTE

The documents attached as Exhibits 4.1, 4.2, 4.3, 4.4, 5.1, 5.2, 10.1, 10.2, 10.3 and 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2021 (Registration No. 333-258329) and a prospectus supplement dated August 16, 2022 thereunder, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

EX-4.1	Form of Series A Warrant
EX-4.2	Form of Series B Warrant
EX-4.3	Form of Placement Agent Warrant
EX-4.4	Form of HCW Warrant
EX-5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of Class A ordinary shares of the Company
EX-5.2	Opinion of Wilson Sonsini Goodrich & Rosati regarding the enforceability of the Warrants
EX-10.1	Form of Securities Purchase Agreement
EX-10.2	Letter Agreement between BIT Mining Limited and Revere Securities LLC dated August 10, 2022
EX-10.3	Letter Agreement between BIT Mining Limited and H.C. Wainwright & Co., LLC dated June 10, 2022
EX-99.1	Consent of JunZeJun
EX-99.2	Pricing Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT Mining Limited

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: August 18, 2022